UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instruction 1(b).
() Form 3 Holdings Reported
() Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Crispin, Neal D.
   1440 Chapin Avenue, Suite 310
   Burlingame, CA USA 94010
2. Issuer Name and Ticker or Trading Symbol
   AeroCentury Corp. ACY
3. IRS Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Year
   12/31/98
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (x) Director  ( ) 10% Owner (x) Officer (give title below)
   ( ) Other (specify below)
   President & Chairman
7. Individual or Joint/Group Filing (Check applicable line)
   (x) Form Filed by One Reporting Person
   ( ) Form Filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock                 |1/1/98|P   |44119             |A  |10         |143103             |I     | [1]                       |
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Common Stock                 |1/1/98|J [2|91                |A  |10         |143103             |D     |                           |
                             |      |]   |                  |   |           |                   |      |                           |
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Common Stock                 |1/1/98|J [3|84                |A  |10         |143103             |D     |                           |
                             |      |]   |                  |   |           |                   |      |                           |
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Common Stock                 |1/1/98|J [4|52                |A  |10         |143103             |D     |                           |
                             |      |]   |                  |   |           |                   |      |                           |
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Common Stock                 |1/16/9|P   |100               |A  |9-3/4      |143103             |I     | [5]                       |
                             |8     |    |                  |   |           |                   |      |                           |
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Common Stock                 |1/20/9|P   |500               |A  |8-1/2      |143103             |I     | [6]                       |
                             |8     |    |                  |   |           |                   |      |                           |
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Common Stock                 |3/9/98|P   |1000              |A  |6-1/4      |143103             |I     | [7]                       |
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Common Stock                 |3/10/9|P   |500               |A  |6-3/8      |143103             |I     | [8]                       |
                             |8     |    |                  |   |           |                   |      |                           |
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Common Stock                 |3/10/9|P   |500               |A  |6-1/2      |143103             |I     | [9]                       |
                             |8     |    |                  |   |           |                   |      |                           |
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Common Stock                 |5/1/98|P   |1000              |A  |6-3/8      |143103             |D     |                           |
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Common Stock                 |5/4/98|P   |200               |A  |5-7/8      |143103             |D     |                           |
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Common Stock                 |5/4/98|P   |800               |A  |6-1/8      |143103             |D     |                           |
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Common Stock                 |5/15/9|J [1|1424              |D  |1          |143103             |I     |                           |
                             |8     |0]  |                  |   |           |                   |      |                           |
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Common Stock                 |5/28/9|P   |500               |A  |6          |143103             |D     |                           |
                             |8     |    |                  |   |           |                   |      |                           |
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Common Stock                 |7/31/9|P   |500               |A  |6-5/8      |143103             |I     | [11]                      |
                             |8     |    |                  |   |           |                   |      |                           |
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Common Stock                 |8/14/9|P   |200               |A  |6          |143103             |I     | [12]                      |
                             |8     |    |                  |   |           |                   |      |                           |
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Common Stock                 |8/26/9|P   |200               |A  |6          |143103             |I     | [13]                      |
                             |8     |    |                  |   |           |                   |      |                           |
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Common Stock                 |10/22/|P   |500               |A  |5-3/16     |143103             |I     | [14]                      |
                             |98    |    |                  |   |           |                   |      |                           |
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Common Stock                 |10/27/|P   |200               |A  |5-1/4      |143103             |I     | [15]                      |
                             |98    |    |                  |   |           |                   |      |                           |
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Common Stock                 |10/27/|P   |300               |A  |5-3/8      |143103             |I     | [16]                      |
                             |98    |    |                  |   |           |                   |      |                           |
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Common Stock                 |10/29/|P   |300               |A  |5-1/2      |143103             |I     | [17]                      |
                             |98    |    |                  |   |           |                   |      |                           |
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Common Stock                 |10/31/|P   |300               |A  |5-1/2      |143103             |I     | [18]                      |
                             |98    |    |                  |   |           |                   |      |                           |
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Common Stock                 |11/2/9|P   |500               |A  |5          |143103             |I     | [19]                      |
                             |8     |    |                  |   |           |                   |      |                           |
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Common Stock                 |11/5/9|P   |500               |A  |6-3/8      |143103             |I     | [20]                      |
                             |8     |    |                  |   |           |                   |      |                           |
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Common Stock                 |11/9/9|P   |500               |A  |7-1/4      |143103             |I     | [21]                      |
                             |8     |    |                  |   |           |                   |      |                           |
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Common Stock                 |11/10/|P   |500               |A  |7-1/2      |143103             |I     | [22]                      |
                             |98    |    |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Option from JetFleet    |$1.00   |     |    |           |   | [24]|     |Common Stock|20000  |       |            |   |            |
Holding Corp. [23]      |        |     |    |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. By ownership (with spouse as community property) of of 100% of the Common Stock of the parent corporation of Capital Management Associates, which was issued 44,119 shares, as a result of the consolidation ("Consolidation") of JetFleet Aircraft L.P. ("JFI") and JetFleet Aircraft II ("JFII") and AeroCentury Corp.
2. Received in Consolidation in exchange for JFI limited partnership interests
3. Received in a distribution from CMA Capital Corporation ("CMACC"), parent corporation of the general partner of JFI and JFII, to all CMACC creditors in return for cancellation of indebtedness.
4. By the issuance of an additional 168 shares of Common Stock of JetFleet Holding Corp. ("JHC") (formerly, JetFleet Management Corp.) upon automatic conversion of Preferred Stock held (with spouse as community property) in JHC, which increased ownership in JHC by 0.0345%. JHC then owned 150,000 shares of Common Stock of AeroCentury Corp.
5, 6, 7, 8, 9, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22. By direct ownership, with spouse as community property, of 100% of the Common Stock of the 100% parent of CMA Capital Management, Inc., which purchased shares of AeroCentury Common Stock.
10. Reflects exercise by a JHC employee ("Employee") of an incentive stock option for 2,333 shares at a price of $1 per share granted by JetFleet Holding Corp. ("JHC") to Employee, which reduced JHC's holding of AeroCentury Common Stock to 147,667 shares. The grant was issued in 1997, when AeroCentury Corp. was a wholly-owned subsidiary of AeroCentury Corp. Mr. Crispin, with his spouse as community property, directly and indirectly owns approximately 61% of the Common Stock of JHC.
23. JetFleet Holding Corp. formerly named JetFleet Management Corp.
24. Option vests in three equal annual installments beginning on April 1, 1998.

/s/ Neal D. Crispin
SIGNATURE OF REPORTING PERSON
/Signature/
Neal D. Crispin
DATE
2/11/99